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UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
FEB 28 2002
365

SEC FILE NUMBER
8-52058

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 01, 01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Castlebridge Risk Solutions, Inc

Official Use only
FIRM ID. NO
100840

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

900 West Jackson Blvd, Suite 7e

Chicago,	**Illinois**	**60607**
(City)	(State)	(zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan E. Kahn (Area Code—Telephone No.) 312-377-1252

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA's, P.C.
(Name—if individual state Last, First, Middle name)

4460 Franklin Avenue, Western Springs, Illinois 60558
(ADDRESS) Number and Street City State zip code

CHECK ONE:

- [XX] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

OATH OR AFFIRMATION

I, Jonathan Kahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Castlebridge Risk Solutions, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


"OFFICIAL SEAL"
VALERIE VARNEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/21/2003

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTLEBRIDGE RISK SOLUTIONS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Castlebridge Risk Solutions, Inc.
Annual Report
For the Year Ended December 31, 2001

Table of Contents

Robert Cooper & Co. CPAs P.C.
4460 Franklin Avenue
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7937

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Castlebridge Risk Solutions, Inc.

We have audited the accompanying statement of financial condition of **Castlebridge Risk Solutions, Inc**. as of December 31, 2001, and the related statements of income, changes in stockholders Equity, and cash flows for the period ending December 31, 2001. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Castlebridge Risk Solutions, Inc**. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC

February 19, 2002

Castlebridge Risk Solutions, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	33,538
Accounts receivable		10,000
Fixed assets net of depreciation		1,238
Other assets		33,100
	$	77,876

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Pension payable	$	0
Accrued payroll		331
		331
Stockholders Equity		
Common Stock - no par value 1000 shares authorized 500 issued and outstanding		1,000
Additional paid in capital		208,995
Retained earnings		(132,450)
		77,545
	$	77,876

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Income
For the year ending December 31, 2001

REVENUES		
Commissions	$	183,807
Interest income		1,934
Other income		28,000
Total Revenues		213,741
EXPENSES		
Payroll Expense		25,451
Dues & Fees		1,285
Consulting expenses		4,830
Rent		38,500
Communications		791
Other operational costs		35,390
Dues and subscription costs		9,178
State tax provision		950
Professional fees		7,707
Depreciation & amortization		826
Total Expenses		124,907
Net Income for year	$	88,834

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Changes of Stockholder's Equity
Fo the year ending December 31, 2001

Balances	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
January 1, 2001	$1,000	$150,670	($105,284)	$46,386
Contributed capital		58,325	(116,000)	($57,675)
Dividend distribution	0	0	0	0
Net Income for year			88,834	88,834
December 31, 2001	$1,000	$208,995	($132,450)	$77,545

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Cash Flows
for the year ending December 31, 2001

Cash flows from operations		
Net income	$	88,834
items not effecting current cash flows in income depreciation & org. costs		826
Adjustments to reconcile net income to cash used in operations:		
Increase in accounts receivable		(10,000)
Increase in taxes payable		(64,458)
Increase in other assets		800
Net cash provided by operating activities		16,002
Cash flows from investing activities		
purchase of NASD warrants		0
Net cash provide for investing activities		0
Funds received from financing activities		
Increase (Decrease)		
additional costs for organizational activities		0
Contribution of additional paid in capital		58,325
Payment of dividends		(116,000)
Net cash provided by financing activities		(57,675)
Change in Cash	$	(41,673)
Cash at beginning of year		75,211
Cash at end of year	$	33,538
Interest Expense paid during year		0

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Notes to Financial Statements
For the period ending December 31, 2001

NOTE 1 Organization

Castlebridge Risk Solutions, Inc. (The Company) was incorporated under the laws of Illinois on August 16, 1999. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. Castlebridge Risk Solutions, Inc. is registered as a broker dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

NOTE 2. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities for others. Commission transactions together with related revenues and expenses are recorded on trade date. The Company does not hold customer fund's nor does it trade for their own account.

The Company has elected to be taxed as a Sub Chapter S Corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. Each shareholder is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company is subject to a 1.5% Illinois replacement tax.

NOTE 3. Related Party Transactions:

Certain administrative and organizational activities were performed by a related party at no cost to the Company.

NOTE 4 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3 of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change day to day, but at December 31, 2000, the Company had net capital and net capital requirements of $ 33,207 and $5,000 respectively. Which is $ 28,207 in excess of their capital requirements. Net capital rule may effectively restrict the amount of distributions paid out.

NOTE 5. OTHER ASSETS

The Company as a member of the NASD holds warrants for the right to buy in the future shares in the NASD Stock Exchange. The Company excerised their rights as a member to particpate in the pre public offering the amount of warrants and stock purchased represent there alloted shares. The NASD Stock Exchange has not done a public offering of there stock. The warrants are the rights to received 1200 shares of stock . The shares are carried at cost.

SCHEDULE I

Castlebridge Risk Solutions, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
As of December 31, 2001

Total stockholder's equity	$ 77,545
Unallowable Assets	44,338
Haircut's required	0
Net Capital	33,207
Minimum net capital requirement	5,000
Excess Net capital	$ 28,207
Excess net capital at 1000%	$ 33,174

NotThe above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II, filed by Castlebridge Risk Solutions, as of December 31, 2001.

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE I

Castlebridge Risk Solutions, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Pension and accrued payroll	$	331
	$	331

Ratio: Aggregate Indebtedness to Net Capital	0.9968% to 1

The accompanying notes should be read in conjunction with the financial statements

Robert Cooper & Company CPAs P.C.
4460 Franklin Avenue
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7937

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Castlebridge Risk Solutions, Inc.

In planning and performing our audit of the financial statements of **Castlebridge Risk Solutions, Inc.** for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Castlebridge Risk Solutions, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
February 17, 2002

SCHEDULE II

CASTLEBRIDGE RISK SOLUTIONS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2001

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: Although CASTLEBRIDGE RISK SOLUTIONS, INC. is not exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2001.

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Jonathan Kahn
Corporate Officer